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                           October 20, 2021

       B. Ben Baldanza
       Chief Executive Officer
       Semper Paratus Acquisition Corporation
       767 Third Avenue, 38th Floor
       New York, New York 10017

                                                        Re: Semper Paratus
Acquisition Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2021
                                                            File No. 333-260113

       Dear Mr. Baldanza:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed October 7, 2021

       Summary
       Founder Shares, page 25

   1. Please amend your disclosure describing the quorum requirement to highlight why the
                                                        27.89% ownership
interest held by your initial shareholders and members of your management team would
provide the necessary vote if your quorum requirement is
                                                        satisfied by only the
minimum threshold. Additionally, please quantify the the combined ownership interest to
be held by the sponsor, your management, and the underwriter upon consummation of the
initial public offering, including the shares issued as part of the private placement.
Please make conforming changes to your risk factor on page 46 titled
                                                        "If we seek shareholder
approval . . . ." Finally, please update your cover page to
                                                        highlight for investors
that, assuming only the minimum number of shares representing a
 B. Ben Baldanza
Semper Paratus Acquisition Corporation
October 20, 2021
Page 2
      quorum are voted and assuming the over-allotment option is not exercised, no affirmative votes from other public shareholders would be required to approve your initial business combination.
General

2. Given that your representative has expressed an interest in purchasing up to 7.0% of the units to be sold in this offering, please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,
FirstName LastNameB. Ben Baldanza
                                                    Division of Corporation
Finance
Comapany NameSemper Paratus Acquisition Corporation
                                                    Office of Trade & Services
October 20, 2021 Page 2
cc:       Eric Klee
FirstName LastName